UNITED STATES

SECURITIES AND EXCHANGE
COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Force Protection, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

345203202

(CUSIP Number)

Gordon McGilton
Chief Executive Officer
Force Protection, Inc.
9801 Highway 78, #1
Ladson, South Carolina 29456
(843) 740-7015

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 24, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 345203202

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Frank Kavanaugh

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,468,960

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 6,468,960

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,468,960

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.7 % based on 50,907,811 shares of common stock of Force Protection, Inc. (hereinafter the “Company”) issued as of July 31, 2006.

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This statement relates to the beneficial ownership of Common Stock, $0.001 par value per share, of the Company, whose principal place of business is located at 9801 Highway 78, #1, Ladson, South Carolina 29456.

Item 2.	Identity and Background
(a) Frank Kavanaugh
(b) c/o Force Protection, 9801 Highway 78, #3, Ladson, South Carolina 29456
(c) Mr. Kavanaugh is the non-executive Chairman of the Board of the Company, whose principal place of business is located at 9801 Highway 78, #1, Ladson, South Carolina 29456.
(d) During the past five years, Mr. Kavanaugh has not been convicted in any criminal proceeding.

(e) During the past five years, Mr. Kavanaugh has not been a party to a civil proceeding before a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violation of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) United States of America

Item 3.	Source and Amount of Funds or Other Consideration
Mr. Kavanaugh acquired the shares of common stock via an initial purchase from the Company. Additionally, Mr. Kavanaugh received shares for services rendered while an employee of the Company.

Item 4.	Purpose of Transaction
Mr. Kavanaugh’s ownership percentage dropped primarily as a result of a private placement of 8,250,000 shares of common stock by the Company on July 24, 2006.

Item 5.	Interest in Securities of the Issuer

(a) Mr. Kavanaugh is the beneficial owner of 6,468,960 shares, or 12.7%, of the outstanding common stock of the Company as of July 31, 2006. Ashford Capital, LLC owns 5,647,894 of the shares. Mr. Kavanaugh is a principal of Ashford Capital, LLC.

(b) Mr. Kavanaugh has the sole power to vote and dispose of 6,468,960 shares of common stock of the Issuer.
(c) N/A
(d) N/A
(e) N/A
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
N/A

Item 7.	Material to Be Filed as Exhibits
N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.

August 2, 2006
Date
/s/ Frank Kavanaugh
Signature
Frank Kavanaugh
Name/Title